QuickLinks -- Click here to rapidly navigate through this document

Filed pursuant to Rule 433
Registration Statement No. 333-140590

Free Writing Prospectus
Dated April 4, 2007

26,000,000 SHARES

BOOTS & COOTS INTERNATIONAL
WELL CONTROL, INC.

Common Stock

        We are selling 13,000,000 shares of our common stock and Oil States Energy Services, Inc. is selling 13,000,000 shares of our common stock. In addition, the underwriters may purchase up to 1,950,000 shares of our common stock from each of us and Oil States Energy Services, Inc. to cover over-allotments.

        This free writing prospectus relates to the securities described above and should be read together with the preliminary prospectus dated April 2, 2007 relating to these securities. This free writing prospectus provides an update to certain information contained in the preliminary prospectus.

Planned Qatar Expansion

        As described in the preliminary prospectus, we had been working with one of our existing customers in Qatar on arrangements to supply snubbing services utilizing two new generation rig assist units. This customer has informed us that, as a result of changes to its well completion plans, snubbing services will no longer be required, and discussions with respect to definitive agreements relating to these services have been terminated. Under the terms of our existing agreement relating to the provision of the first rig assist unit, the customer is obligated to make payments to us of about $4 million, which is approximately equal to our investment in the unit. We do not anticipate generating additional future revenues associated with this equipment from this customer. As a consequence, we do not intend to proceed with the procurement of a second rig assist unit for deployment in Qatar. The termination of our discussions with respect to these snubbing services has no effect on our other ongoing services for this customer.

Use of Proceeds

        As a result of the termination of our plans to deploy two new rig assist units in Qatar, the $5 million of net proceeds from the sale by us of our common stock that had been allocated to the procurement of a second rig assist unit will not be used for that purpose. Instead, we expect to use these proceeds to fund other U.S. and international expansion opportunities and for general corporate purposes.

        The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-366-7426.

MORGAN KEEGAN & COMPANY, INC.	RBC CAPITAL MARKETS

QuickLinks

26,000,000 SHARES
BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.
Common Stock